April 15, 2025

VIA EDGAR

Division of Corporation Finance
Office of Industrial Applications and Services
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Attn: Kristin Lochhead

Re:	Camtek Ltd. (the “Company”) Form 20-F For the Fiscal Year Ended December 31, 2024
File No. 000-30664

Dear Ms. Lochhead:

On behalf of the Company, I am writing to respond to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in its letter to the Company, dated April 7, 2025, regarding the Company’s Form 20-F for Fiscal Year ended December 31, 2024 (the “Comment Letter” and the “Annual Report”).

We have incorporated the Staff’s comments from the Comment Letter into this response letter and have provided the Company’s responses below each comment.

Form 20-F for the Fiscal Year Ended December 31, 2024

Item 5. Operating and Financial Review and Prospects

General, page 32

1.
We see that Israel's Finance Minister will adopt a qualified domestic minimum top-up tax (QDMTT) in Israel starting from the 2026 tax year. In future filings, to the extent material, revise to disclose your consideration of whether the QDMTT will materially affect future income tax expense.

Response: In response to the Staff's comment, the Company notes that in future filings it will, to the extent material,  disclose its consideration of whether the Qualified Domestic Minimum Top-up Tax (QDMTT) in Israel, starting from the 2026 tax year, will materially affect future income tax expense.

Securities and Exchange Commission
April 15, 2025

A. Operating Results, Year Ended December 31, 2024 compared to Year Ended December 31, 2023, page 37

2.
We reference your discussion of changes in revenue from the prior year is due to "an increase in the number of product units sold." In future filings, when you discuss revenue fluctuations, please provide enhanced detail about the underlying reasons for the increase in units sold, such as the types of products/platforms sold or how changes in customer's geographical region impacted revenue. For example, we see from your discussion of gross profit that there was a change in the mix of products sold and we see from page 28 that revenue grew in Asia Pacific and Korea. Also ensure you substantially expand to explain in sufficient detail the reasons driving the changes for all items in your results of operations and that your overall revised disclosures assist in satisfying the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

•	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•
to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Response: In response to the Staff's comment, the Company notes that in future filings it will, when revenue fluctuations are being discussed, provide enhanced detail about the underlying reasons for the fluctuations in units sold. This will include information such as the types of products/platforms sold and how changes in customers' geographical regions impacted revenue. The Company will also ensure, in future filings, to substantially expand its explanations, in sufficient detail, as to the reasons driving the changes for all items in its results of operations. The Company is committed to ensuring that its overall revised disclosures will assist in satisfying the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350 and elaborated in the Comment Letter.

We appreciate the Staff's guidance and are committed to providing transparent and comprehensive disclosures in our future filings. Please do not hesitate to contact our U.S. outside counsel, Todd E. Lenson, Kramer Levin Naftalis & Frankel LLP, at 212.715.9216 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely, /s/ Moshe Eisenberg
Name: Moshe Eisenberg Title: Chief Financial Officer

Cc:          Todd E. Lenson, Kramer Levin Naftalis & Frankel LLP